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                               May 1, 2024

       Richard Leggett
       Chief Executive Officer
       Blue Ocean Acquisition Corp
       2 Wisconsin Circle
       7th Floor
       Chevy Chase, MD 20815

                                                        Re: Blue Ocean
Acquisition Corp
                                                            Preliminary Proxy
Statement
                                                            Filed April 26,
2024
                                                            File No. 001-41112

       Dear Richard Leggett:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement

       General

   1. We note your disclosure regarding The News Lens Co., Ltd. and your reference to the
                                                        Form 8-K filed on June
6, 2023. Please clarify the current status of your merger with The
                                                        News Lens Co., Ltd.
       Risk Factors
       We may not be able to complete an initial business combination..., page
16

   2. Please revise this risk factor to state clearly whether the SPAC's sponsor is, is controlled by, or has substantial
ties with a non-U.S. person and disclose how this fact could impact your ability to
complete your initial business combination.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Leggett
Blue Ocean Acquisition Corp
May 1, 2024
Page 2

       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                         Sincerely,
FirstName LastNameRichard Leggett
                                                         Division of
Corporation Finance
Comapany NameBlue Ocean Acquisition Corp
                                                         Office of Real Estate
& Construction
May 1, 2024 Page 2
cc:       Kenny S. Terrero, Esq.
FirstName LastName